AMENDMENT NO. 2
TO THE AMENDED AND RESTATED
MASTER DISTRIBUTION PLAN
(AIM Cash Reserve Shares)
     The Amended and Restated Master Distribution Plan (the “Plan”), dated as of August 18, 2003, pursuant to Rule 12b-1, is hereby amended, effective April 30, 2010, as follows:
     WHEREAS, AIM Investment Securities Fund is now named AIM Investment Securities Funds (Invesco Investment Securities Funds), AIM Money Market Fund is now named Invesco Money Market Fund and AIM Cash Reserve Shares is now named Invesco Cash Reserve Shares.
     NOW THEREFORE, All references to AIM Cash Reserve Shares in the Plan are deleted and replaced with Invesco Cash Reserve Shares; and
     NOW THEREFORE, Schedule A to the Plan is hereby deleted in its entirety and replaced with the following:
“SCHEDULE A
TO
MASTER DISTRIBUTION PLAN
(INVESCO CASH RESERVE SHARES)
(DISTRIBUTION AND SERVICE FEES)
     The Fund shall pay the Distributor as full compensation for all services rendered and all facilities furnished under the Distribution Plan for the Invesco Cash Reserve Shares of each Portfolio designated below, a Distribution Fee* and a Service Fee determined by applying the annual rate set forth below as to the Invesco Cash Reserve Shares of each Portfolio to the average daily net assets of the Invesco Cash Reserve Shares of the Portfolio for the plan year. Average daily net assets shall be computed in a manner used for the determination of the offering price of the Invesco Cash Reserve Shares of the Portfolio.

Minimum
Asset
	Based	Maximum	Maximum
AIM INVESTMENT SECURITIES FUNDS	Sales	Service	Aggregate
(INVESCO INVESTMENT SECURITIES FUNDS)	Charge	Fee	Fee
Portfolio – Invesco Cash Reserve Shares

Invesco Money Market Fund	0.00%	0.15%	0.15%

*	The Distribution Fee is payable apart from the sales charge, if any, as stated in the current prospectus for the applicable Portfolio (or Class thereof).”
All other terms and provisions of the Plan not amended herein shall remain in full force and effect.
Dated: April 30, 2010